Exhibit (a)(2)

From: KBS Strategic Opportunity REIT, Inc.

To: Financial Advisors

Re: KBS Strategic Opportunity REIT, Inc. Board of Directors Makes Recommendation Regarding Tender Offer

On September 19, 2016, Coastal Realty Business Trust, an affiliate of MacKenzie Capital Management, LP, commenced an unsolicited offer to purchase up to 3,000,000 shares of the outstanding common stock, par value $0.01 per share (the “Shares”), of KBS Strategic Opportunity REIT, Inc. (the “Company”) at a price of $8.00 per Share in cash (the “Tender Offer”).

After carefully reviewing and evaluating the Tender Offer and consulting with the Company’s management and outside legal advisors, the Board of Directors of the Company unanimously recommends that the Company’s stockholders reject the Tender Offer and not tender their Shares.

For additional information, please access our SEC filings related to this matter, available on the SEC’s web site at www.sec.gov.